Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”)

Trading Symbol: CURA

Number of Outstanding Listed Securities: 640,232,167

Date: November 6, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of October 31, 2023, the Company has operations in 18 states including operating 150 dispensaries with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On October 3, 2023, the Company completed its previously announced overnight marketed offering (the “Public Offering”) and issued 2,700,000 subordinate voting shares at a price of C$6.00 per subordinate voting shares for aggregate gross proceeds to the Company of C$16,200,000. Canaccord Genuity Corp. acted as sole underwriter in respect of the Public Offering. The Company conducted the Public Offering to satisfy a condition required for a potential listing of the subordinate voting shares on the Toronto Stock Exchange, and plans to use a portion of the proceeds of the Offering to fund working capital requirements of its international business operated by Curaleaf Holdings International Limited and for general corporate purposes of the Company.

Please see the Issuer’s press releases dated September 27, 2023, September 28, 2023 and October 3, 2023, filed on SEDAR+ under the Issuer’s profile at www.sedarplus.ca for more information.

On October 10, 2023, Curaleaf announced it had filed an application to list the Company’s subordinate voting shares on the Toronto Stock Exchange.

Please see the Issuer’s press release dated October 10, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

On October 10, 2023, Curaleaf announced it would report its financial and operating results for the third quarter ended September 30, 2023 after market close on November 9, 2023.

Please see the Issuer’s press release dated October 10, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

2.	Provide a general overview and discussion of the activities of management.

On October 5th, Executive Chairman Boris Jordan was featured in Benzinga to discuss his keynote presentation at the Benzinga Cannabis Capital Conference. Mr. Jordan appeared on Higher Exchanges podcast on October 13th to give insights on Curaleaf's TSX application, SAFER banking and proposed cannabis rescheduling.

On October 3rd, CEO Matt Darin was quoted in PR Newswire to highlight Curaleaf’s partnership with Higher Collective in Connecticut. Mr. Darin was quoted in Associated Press on October 12th regarding the cannabis market and Curaleaf's operations in New York, and was also quoted in Benzinga on October 17th and Southwest Ledger on October 19th regarding the cannabis market and licensing in New York.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

No new acquisition was completed during the month.

On October 16, 2023, the Company filed an amended and restated prospectus supplement (amending and restating the Company’s prospectus supplement dated September 30, 2023) to its base shelf prospectus dated December 30, 2022 with the British Columbia Securities Commission, qualifying the distribution of up to 18,843,253 subordinate voting shares (the “Tryke Shares”) to the former owner (the “Vendor”) of all of the outstanding membership interest of (i) Tryke Companies, LLC, an Arizona limited liability company, (ii) Tryke Companies SO NV, LLC, a Nevada limited liability company, (iii) Tryke Companies Reno, LLC, a Nevada limited liability company, and (iv) Tryke Companies Utah, LLC, a Utah limited liability company (collectively, the “Tryke Companies”). The amended and restated prospectus supplement was filed pursuant to a covenant of the Company contained in the Membership Interest Purchase Agreement dated November 8, 2021, as amended on October 4, 2022, with respect to the acquisition of the Tryke Companies, providing that Curaleaf shall provide the Tryke Shares to the Vendor on a freely-tradeable basis. The Tryke Shares are issuable to the Vendor as follows:

a)	5,142,919 subordinate voting shares issued to the Vendor on October 12, 2023;

b)	5,666,667 subordinate voting shares issuable within three business days from the second anniversary of the closing of the transaction;

c)	5,666,667 subordinate voting shares issuable within three business days from the third anniversary of the closing of the transaction; and

d)	2,367,000 subordinate voting shares issuable within three business days from the fifteen-month anniversary of the closing of the transaction, subject to adjustments for securing certain indemnification claims under the Membership Interest Purchase Agreement, as applicable.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of October 31st, the issuer had a total of 5,173 active employees. There were 213 hires and 304 terminations in the month of October.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

There are no material labor disputes to report. Labor disputes that impact single sites or single employees, or that do not materially interfere with the operation do not rise to the level of a material dispute.

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Refer to the Issuer’s continuous disclosure documents available on SEDAR+ under the Company’s profile at www.sedarplus.ca for more information on the material litigation claims affecting the Company from time to time.

Sentia Wellness

On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. ("Sentia"), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On August 24, 2022, the defendants filed their amended answer to the plaintiffs' complaint along with affirmative defenses and various counter-claims against the plaintiffs (together with plaintiff’s claims, the “Sentia Claims”) as well as claims (the “Third-Party Claims”) against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals including Mr. Boris Jordan. The Third-Party Claims against Boris Jordan include claims for unjust enrichment, breach of fiduciary duty, fraud, violation of Oregon law, misappropriation of trade secrets, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. Nitin Khanna and the third--party plaintiffs seek actual damages in an amount of $515 million and other relief jointly and severally against the third-party defendants including Mr. Jordan. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal, which was subsequently signed by the judge, and which dismissed their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc., but the claims against Mr. Jordan have not been dismissed.

On October 20, 2023, all parties to the Sentia Claims and the Third-Party Claims signed a comprehensive settlement dismissing claims among the parties including the Sentia Claims and Third-Party Claims. In connection with this settlement, subject to filing necessary documents with the relevant tribunals, all such claims against Mr. Jordan, Curlaeaf Holdings, Inc. and their related entities will be dismissed with prejudice. None of Mr. Jordan, Curaleaf Holdings, Inc. and their related parties have made any admission or paid any consideration in connection with the settlement.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Effective August 25, 2023, Curaleaf, Inc. entered into an asset-based revolving credit facility with East West Bank, under which Curaleaf, Inc. subsequently borrowed $6.5 million (the “Promissory Note”).   The Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and has a maturity date of August 25, 2024.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	392,044	Shares issued in connection with RSU conversions during the month of October 2023.	N/A
Subordinate Voting Shares	2,700,000	Shares issued pursuant to the Public Offering as detailed in Item 1 above.	To fund working capital requirements of the Company’s international business operated by Curaleaf Holdings International Limited and for general corporate purposes.
Subordinate Voting Shares	5,142,919	1st anniversary shares issued pursuant to the Tryke transaction as detailed in Item 7 above.	N/A
Subordinate Voting Shares	701,531	1st anniversary shares issued pursuant to the Four 20 Pharma transaction.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning current litigation and arbitration proceedings, the potential rescheduling of marijuana pursuant to a recommendation from the U.S. Department of Health and Human Services and the expected impacts of such rescheduling on the business of the Company, including potential tax reductions and potential impact on financial results, the potential listing of the subordinate voting shares on the Toronto Stock Exchange and the Company’s ability to satisfy all listing and regulatory requirements of the TSX, including the implementation of any corporate reorganization required to satisfy the listing requirements of the TSX, the expected benefits of a listing of the subordinate voting shares on the TSX, including a greater access to a broader set of global institutional investors, an access to custody solutions backed by U.S. financial institutions, a reduction in the volatility in the Company’s stock by having dedicated market makers and Curaleaf stock potentially being included into indexes such a TSX and MSCI following the listing, and the expected use of the proceeds from the Public Offering. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make available in the future with the Canadian securities regulatory authorities through SEDAR+ under the Issuer’s profile at www.sedarplus.ca or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. There is no guarantee TSX will approve the listing application or that the Company will complete the listing of the subordinate voting shares on the TSX as currently proposed, which such listing remains subject to the Company meeting the listing and regulatory requirements of the TSX. If the TSX approves the listing of the subordinate voting shares of the Company on the TSX, the TSX will impose significant restrictions on the conduct of the U.S.-based operations of the Company, which such restrictions could have a material adverse effect on the Company, its business and its results of operation. Forward-looking statements contained herein are made only as of the date of this Monthly Progress Report or if the forward-looking information is given as at a certain date, as of such date, and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 6, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended October 31, 2023	Date of Report YY/MM/DD November 6, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com